Exhibit 99.1

GENFIT hires Thomas Baetz as Chief Financial Officer and adds two new members to its Executive Committee

Lille, France; Cambridge, MA; April 22, 2021 - GENFIT (Nasdaq and Euronext: GNFT), a late- stage biopharmaceutical company dedicated to improving the lives of patients with metabolic and liver diseases, today announced that Thomas Baetz has been appointed as Chief Financial Officer. Thomas Baetz joins the Executive Committee, along with Stefanie Magner, Chief Compliance Officer.

Thomas Baetz has 18 years of extensive global experience in corporate finance and investment, acquired in both start-ups and publicly listed companies specialized in healthcare and technology, including two years in the United-States and seven years in China. Prior to joining GENFIT, he was Director of Healthcare at Dragon Financial Partners, where he advised European healthtech companies on licensing agreements, fundraising and operational management. Previously, he spent four years as CFO and Head of Asia-Pacific at the innovative medtech Impeto Medical in Paris and Hong-Kong, collaborating closely with the founders on the definition and implementation of their corporate strategy. He held leadership positions in finance at Cegedim for 10 years, managing the financial control and leading the financial integration during its acquisition of Dendrite. As Senior VP Corporate Development, he oversaw acquisitions, company creations and asset sales, and played an instrumental role, among other financing activities, in completing a capital increase backed by the Fonds Stratégique d’Investissement (Bpifrance). He began his career in banking and strategy consulting.

Thomas graduated from ESCP Europe and earned a MSc. in Finance and Actuarial Science from the École Nationale Supérieure de la Statistique et de l’Administration Économique (ENSAE).

Thomas Baetz, CFO of GENFIT commented: “I am pleased to join GENFIT at a time when the Company is executing on a strategic rebound focused on its two major programs. The renegotiation of the convertible debt finalized in January and the cost-control plan initiated last year place GENFIT in a situation where it can build its future on strong foundations, and with clear financial visibility. I am eager to pursue the work that has already been started.”

Stefanie Magner, also joins the Executive Committee as Chief Compliance Officer and VP International Legal Affairs, position she holds since March 1, 2021. She joined GENFIT in 2016 as Deputy Director of Legal Affairs, after working as a lawyer for nearly 10 years at the Paris offices of the global U.S. law firm, Jones Day. Advising issuers and investment banks, she acquired significant experience in the financing of biotech companies, working on a variety of corporate, cross-border

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	1

securities and M&A transactions, including several IPOs. She actively participated in GENFIT’s Nasdaq IPO in 2019.

Admitted to practice law in New York and a former member of the Paris Bar, she holds a BA in International Relations and French from the University of Pennsylvania (including a year at Sciences-Po Paris), and U.S and French law degrees from the American University in Washington D.C. and the Université de Paris X – Nanterre.

Pascal Prigent, CEO of GENFIT, added: “We are delighted to welcome Thomas as the CFO of GENFIT. His international experience will be useful to continue our expansion and finance our growth. I also welcome Stefanie to the Executive Committee, with compliance becoming an increasingly important subject as we get closer to a potential commercialization in the US. Her expertise in international finance has also been crucial during our IPO on the Nasdaq in 2019.”

ABOUT GENFIT

GENFIT is a late-stage biopharmaceutical company dedicated to improving the lives of patients with cholestatic and metabolic chronic liver diseases. GENFIT is a pioneer in the field of nuclear receptor-based drug discovery, with a rich history and strong scientific heritage spanning more than two decades. GENFIT is currently enrolling in ELATIVE™, a Phase 3 clinical trial evaluating elafibranor in patients with Primary Biliary Cholangitis (PBC). Elafibranor is an investigational compound that has not been reviewed and has not received approval by any regulatory authority. As part of GENFIT’s comprehensive approach to clinical management of patients with liver disease, the Company is also developing NIS4™, a new, non-invasive blood-based diagnostic technology which could enable easier identification of patients with at-risk NASH. NIS4™ technology has been licensed to LabCorp® in the U.S. and Canada for the development and commercialization of a blood-based molecular diagnostic test powered by NIS4™ technology. GENFIT has facilities in Lille and Paris, France, and Cambridge, MA, USA. GENFIT is a publicly traded company listed on the Nasdaq Global Select Market and on compartment B of Euronext’s regulated market in Paris (Nasdaq and Euronext: GNFT). www.genfit.com

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements with respect to GENFIT, including those within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to GENFIT, including statements regarding our cost-savings objectives and financial visibility. The use of certain words, including “consider”, “contemplate”, “think”, “aim”, “expect”, “understand”, “should”, “aspire”, “estimate”, “believe”, “wish”, “may”, “could”, “allow”, “seek”, “encourage” or “have confidence” or (as the case may be) the negative forms of such terms or any other variant of such

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	2

terms or other terms similar to them in meaning is intended to identify forward-looking statements. Although the Company believes its projections are based on reasonable expectations and assumptions of the Company’s management, these forward-looking statements are subject to numerous known and unknown risks and uncertainties, which could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking statements. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including in relation to safety, biomarkers, progression of, and results from, its ongoing and planned clinical trials, review and approvals by regulatory authorities of its drug and diagnostic candidates, exchange rate fluctuations and the Company’s continued ability to raise capital to fund its development, as well as those risks and uncertainties discussed or identified in the Company’s public filings with the AMF, including those listed in Chapter 2 “Main Risks and Uncertainties” of the Company’s 2019 Universal Registration Document filed with the AMF on 27 May 2020 under n° D.20-0503 and in Section 2 “Risk Factors” of the Company’s Amendment to the Universal Registration Document filed with the AMF on 22 December 2020 under n° D.20-0503- A01, which are available on the Company’s website (www.genfit.com) and on the website of the AMF (www.amf-france.org) and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”) including the Company’s 2019 Annual Report on Form 20-F filed with the SEC on May 27, 2020. In addition, even if the Company’s results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. These forward-looking statements speak only as of the date of publication of this document. Other than as required by applicable law, the Company does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise.

CONTACT

GENFIT | Investors

Tel: +1 (617) 714 5252 | investors@genfit.com

PRESS RELATIONS | Media

Hélène LAVIN – Press relations | Tel: +333 2016 4000 | helene.lavin@genfit.com

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	3